UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2021

Commission File Number: 001-15094

Mobile TeleSystems PJSC

(Translation of registrant’s name into English)

4, Marksistskaya Street
Moscow 109147
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

MTS Launches KION Video Streaming Platform

April 20, 2021

MOSCOW, Russia – Mobile TeleSystems PJSC (“MTS” or “the Company”) (NYSE:MBT; MOEX:MTSS), Russia’s largest mobile operator and a leading provider of media and digital services, announces the launch of KION, an over-the-top (OTT) video streaming platform for mobile devices and smart TVs. The revamped app — available in the Google Play and Apple App stores — features thousands of films and hundreds of TV channels, and it will also be the exclusive home for a slate of original MTS and partner content.

KION aims to provide a unique offering for Russian viewers that brings together world-class licensed content with a steady stream of unique, exclusive titles — KION Originals — including feature films, documentaries, and comedy and drama series. KION’s library will also be supplemented with content from MTS partner Channel One Russia, the country’s most-watched TV network.

In addition, together with the new platform MTS Media is launching a new flexible film format — called kinostories. Viewers can choose to watch a kinostory either in a single session or, alternatively, as a series of specially-edited 10-15 minute segments. Kinostories put users in control of the viewing experience, enabling them to consume content when, where, and how they want — from a relaxed weekend evening at home to a few free minutes during the weekday commute.

MTS President & CEO Vyacheslav Nikolaev commented: “Launching an online streaming platform under a new brand is a major milestone for MTS as well as a strategic step forward. I am confident that KION will provide viewers an exhilarating experience full of excitement and emotion. This provides a great opportunity for us to strengthen brand loyalty across the entire MTS ecosystem. By tying the platform into our other services — as well as leveraging our big data and AI capabilities — KION will be able to provide customers a unique, personalized content offering at an attractive price point.”

MTS Media CEO Igor Mishin commented: “Our new streaming platform will help guide viewers through the universe of stories. KION is always online and ready to share exciting events one after another — a hypermarket of experiences. Looking ahead, we have filled our pipeline with a slate of originals, with new exclusives premiering every month in 2021. We are launching new formats and building a personalized recommendation system that will provide a qualitatively new viewing experience — in the future content will adapt to our lifestyles, and not vice versa.”

Select KION Originals appearing in 2021

•

Secrets of Family Life (Секреты семейной жизни) — a daring dramedy series that tells the story of an unconventional approach to resolving family crises. In this black romantic comedy, a young couple experiences an unfortunate tragedy that strengthens their love, attraction, and affection, while also creating insurmountable problems.

•

Crystalline (Хрустальный) — a police drama series inspired by a true story. A detective returns to his home town to hunt down a serial killer targeting children, but he will first have to confront his own childhood trauma.

•

Masha (Маша) — a drama that tells the story of a teenage girl growing up in Russia in the 1990s. Masha dreams of becoming a singer and falls in love for the first time. A carefree childhood turns into a tragedy, which a grown-up Masha will have to resolve once and for all.

•

Hustle (Афера) — a comedy series set after the COVID-19 pandemic in a small Russian village. Having suffered for years at the hands of a trio of brothers, the villagers work together to keep them quarantined by blocking the news that social distancing restrictions have been lifted.

•

Durov (Дуров) — the first biopic of Pavel Durov, famed founder of the acclaimed Telegram messenger app as well as Russia’s largest social network, Vkontakte. The documentary is set to premier on April 24 at the 43rd Moscow International Film Festival, after which it will be available for streaming exclusively via KION.

•

Sakharov (Сахаров) — a documentary film about the life of world-renowned Soviet physicist and human rights advocate Andrei Sakharov, who played a leading role in developing the hydrogen bomb during the Cold War. The release date (May 21) will commemorate the 100th anniversary of the scientist’s birth.

•	The Germans (Немцы) — a film adaption of the novel by Alexander Terekhov about a journalist who finds himself amid a maelstrom of political intrigue, forcing him to reassess his personal values on family, friendship, and the environment.

•

The Clinic of Happiness (Клиника счастья) — an erotic melodrama about the role of intimacy in the search for true happiness. A sexologist professor and founder of the “Clinic of Happiness” helps clients overcome challenges in their romantic lives. The events are based on true stories of successfully rekindling love to find joy and harmony in relationships.

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For further information, please contact in Moscow:

Investor Relations Department

Mobile TeleSystems PJSC

Tel: +7 495 223 2025

E-mail: ir@mts.ru

Learn more about MTS. Visit the official blog of the Investor Relations Department at www.ir.mts.ru/ir-blog

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Mobile TeleSystems PJSC (“MTS” - NYSE: MBT; MOEX: MTSS), Russia’s leading mobile connectivity and digital services provider, offers a range of mobile, fixed-line, and digital services. We serve over 80 million mobile subscribers in Russia, Armenia, and Belarus, and about 9 million customers in Russia of fixed-line services, including fixed voice, broadband internet, and pay-TV. To keep pace with evolving customer demand, MTS is redefining what telecommunications services are by offering innovative products beyond its core network-related businesses in various tech segments, including Big Data, financial and banking services, internet of things, OTT, cloud computing, systems integration and e-commerce. We leverage our market-leading retail network as a platform for customer services and sales of devices and accessories. MTS maintains its leadership in the Russian mobile market in terms of revenue and profitability. MTS is majority-owned by Sistema PJSFC. Since 2000, MTS shares have been listed on the New York Stock Exchange and since 2003 - on the Moscow Exchange. For more information, please visit: www.ir.mts.ru.

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Some of the information in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of MTS, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. You can identify forward looking statements by terms such as “expect,” “believe,” “anticipate,” “estimate,” “intend,” “will,” “could,” “may” or “might,” and the negative of such terms or other similar expressions. We wish to caution you that these statements are only predictions and that actual events or results may differ materially. We do not undertake or intend to update these statements to reflect events and circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events. We refer you to the documents MTS files from time to time with the U.S. Securities and Exchange Commission, specifically the Company’s most recent Form 20-F. These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, the severity and duration of current economic and financial conditions, including volatility in interest and exchange rates, commodity and equity prices and the value of financial assets; the impact of Russian, U.S. and other foreign government programs to restore liquidity and stimulate national and global economies, our ability to maintain our current credit rating and the impact on our funding costs and competitive position if we do not do so, strategic actions, including acquisitions and dispositions and our success in integrating acquired businesses, potential fluctuations in quarterly results, our competitive environment, dependence on new service development and tariff structures, rapid technological and market change, acquisition strategy, risks associated with telecommunications infrastructure, governmental regulation of the telecommunications industries and other risks associated with operating in Russia and the CIS, volatility of stock price, financial risk management and future growth subject to risks.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS PJSC

By:	/s/ Vyacheslav Nikolaev
	Name:	Vyacheslav Nikolaev
	Title:	CEO

Date: April 20, 2021